July 17, 2020

Bibb L. Strench
Thompson Hine
1919 M Street,
N.W. Suite 700
Washington, D.C. 20036-3537

Via Email


                                      Re: Modern Capital Funds Trust
                                          File Nos.: 811-23582; 333-239559

Dear Mr. Strench:

        On June 30, 2020, Modern Capital Funds Trust (the    Trust   ) filed a
registration
statement on Form N-1A under the Securities Act of 1933 (   Securities Act   )
and the
Investment Company Act of 1940 (   1940 Act   ) to offer shares of Modern
Tactical
Opportunities Fund (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

    General Comments

    1. We note that material portions of the registration statement are incomplete at this time
       (e.g., fee table, expense example, consent, auditor information). Please complete the registration statement in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items. The staff may have additional comments.

    2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement.

    3. Please inform the Staff if a party other than the Fund   s sponsor or an
affiliate is
       providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

    4. Please update the Fund   s series and class identifiers to reflect the
ticker symbol in
       EDGAR and include the Fund   s ticker symbol on the cover page of the
prospectus and
       the Statement of Additional Information.


    Fee Table     Page 2

 5. It appears that investing in short sales is a principal strategy of the Fund. Confirm that short expenses (i.e., dividends paid on stocks sold short) are included in the fee table.

6. Please confirm that the Fund   s fee waiver/expense reimbursement agreement
will be in
   effect for at least one year from the effective date of the registration statement.
   Otherwise, please remove the waiver from the fee table.

7. The last sentence of footnote 3 to the fee table states that the fee waivers and reimbursements are subject to possible recoupment from the Fund. However, the rest of the sentence is somewhat confusing. In order to make it clearer, please revise this sentence to state that the Adviser will be permitted to recover fees and expenses it has
   borne only to the extent that the Fund   s expenses do not exceed the lesser
of (1) the
   expense limit in effect at the time the Adviser waives or limits the fees and (2) the expense limit in effect at the time the Adviser recovers fees. See 2009 Investment
   Companies Industry Developments Audit Risk Alert ARA-INV.73.

8. The disclosure indicates that the Fund engages in short selling. Please include a line item in the fee table for associated expenses or explain to us why you feel one is not necessary.
   Please confirm that short selling expenses are reflected in the calculation of other expenses in the fee table.

Example - Page 3

9. Supplementally confirm that the Example reflects an adjustment for expense reimbursements only for the period of the contractual waiver.

Principal Investment Strategies     Pages 3 to 4

10. In the Tactical Investment Strategy section, please disclose in plain English how the
    Adviser will determine what securities to buy and when to sell them.

11. The principal risks include a high yield securities risk. Please disclose in the Principal
    Investment Strategies section that the Fund may invest in high yield securities, and add
       junk    to its definition.

12. The Fund will invest in American Depository Receipts (   ADRs   ). Please
disclose
    whether the ADRs will be sponsored and unsponsored.

Principal Risks of Investing in the Fund    Pages 4 to 7

13. The Principal Investment Risks appear to be in alphabetical order, except for the first risk factor (equity). Please reorder the risks to prioritize the risks that are most likely to
    adversely affect the Fund   s net asset value, yield, and total return.
Please note that after
     listing the most significant risks of the Fund, the remaining risks may be alphabetized.
    See ADI 2019   08     Improving Principal Risks Disclosure.


14. On page 5 of the prospectus, the principal risks include a High Yield risk factor. If the
    Fund intends to invest in high yield securities as part of its principal investment strategy, please disclose that specifically in the Principal Investment Strategies section.

15. The Fund discloses in the Principal Investment strategies section that the Fund may invest
    ADRs. Please add relevant disclosure regarding ADR risk as a principal risk.

16. In the    Closed-end Fund Risk,    add specific disclosure that such
investments involve
    duplicative fees and expenses.
17. In the    Limited History of Operations Risk,    please revise the
disclosure to state that, as
    of the date of the prospectus, the Fund has no operating history.
18. Investing in small and medium capitalization securities is a principal risk factor.
    However, the principal strategies section states    the adviser focuses on
issuers in the
    $100 million to $10 billion range.    Although capitalization rates may
vary, please
    disclose, if appropriate, additional risk disclosure regarding micro capitalization risk.

19. The principal risk factors include a cybersecurity risk. Please advise us supplementally whether you have experienced cyberattacks, and if so, describe them.

 Portfolio Manager, Page 7 (and also on Page 16)

20. Please disclose the month and year of the Fund   s inception. See Item 5(b)
of Form N-1A.

Additional Information About the Fund   s Principal Investment Strategies and
Related Risks-
Pages 8 to 15


21. Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A, Item 9(b)(1), Instr. 6.

22. On pages 8 through 10, you include a discussion and a chart in a section
titled    Closed End Fund
    Sub-Strategy.    How significant a role will the Closed End Fund
Sub-Strategy play in the Fund's
    investment program? If it will be material, it must be summarized in Item 4 disclosure. If it will not be material, consider deleting it from Item 9 or greatly reducing the discussion. As currently worded, it gives the misleading impression that it is a material component of the Fund's strategy.

23. The chart on page 9 states in the Portfolio Monitoring cell that the adviser amplifies returns by
    daily trading against core position. Please revise to state    attempts to
  amplify.
    24. On page 9, the cell titled    Trading and Execution    states
Tactical trading ensures optimal
       positioning attractive entry and exit points and takes advantage of
market vitality.    Please delete
       the statement as it appears to promise an outcome.

   25. On page 10, the cell titled    Unique Features    states    Buybacks at
NAV and above    and
          Mergers and Acquisitions.    Please delete these features as they do
not appear to be unique to
       closed-end funds.

   26. On page 10, the cell titled    Characteristics    states    Liquidity
 Closed-end fund shares are sold
       on exchanges, providing daily liquidity.    We note that earlier in the
prospectus, it implies that
       the Fund intends to invest in non-publicly traded funds. Please clarify whether the Fund will invest only in publicly traded closed-end funds.

   27. Please add comprehensive disclosure, where appropriate, regarding the risks associated with investing in closed-end funds.

   Portfolio Holdings Disclosure Policies     Page 15

   28. This section does not contain disclosure regarding temporary defensive measures responsive to the requirements of Item 9 b 1 instr. 6. Please include this disclosure, if applicable.

   Investment Adviser     Page 16

   29. Does the investment adviser have experience managing other registered investment companies?
       If the adviser has little or no such experience, please state it prominently and include appropriate risk disclosure in the summary prospectus.

   Portfolio Manager     Page 16

   30. Has the portfolio manager ever managed the portfolio of a registered investment company? If not, state prominently that he has no such experience.

   How to Redeem Shares - Pages 24 to 26


   31. On page 26, in the section titled    Redemptions In Kind,    please
disclose additional
       detail regarding the Fund   s practices with respect to in-kind
redemptions, such as
       whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities.

Statement of Additional Information (   SAI   )

      Investment Restrictions- Page 1

   32. Pursuant to Form N-1A Item 16(c)(1)(iv), please revise    group of
related industries    to
       state    group of industries    in fundamental policy (g).
 Additional Information about Investments and Risks     Pages 2 to 39


    33. This section includes risks that appear to be principal to the Fund. Please consider revising the disclosure to clarify which risks are non-principal to the Fund as required by
        Item 16(b) of Form N-1A.

Private Investment Funds- Page 29


    34. To what extent will the Fund invest in entities exempt from registration as investment companies by virtue of sections 3(c) (1) and 3(c) (7) of the 1940 Act? Depending on your response, we may have additional comments.

Trustees and Officers of the Trust Pages 41 to 44
    35. Please disclose to us the names of the Trustees and Officers of the Trust, as well as the information required in Item 17 of Form N-1A
    36. In the section regarding the Board of Trustees starting on page 41 of the SAI, key information regarding the Trustees and Officers has not yet been included. Please provide that information to the staff for review as soon as practicable.

Part C: Other Information

Item 28. Exhibits

    37. Please include all exhibits that were marked    to be filed by
subsequent amendment.

    38. Please remove the word    None    from the Item 35 of Form N-1A
disclosure.


Signatures
39. We note that the registration statement has been signed by only one Trustee. Pursuant to
    Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions.
    We do not see signatures for a majority of the trustees or persons performing similar functions. Please revise.

Accounting Comments

There are no accounting comments at this time.
                                                Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions regarding this letter, please contact me at (202) 551-6985 or lithotomosv@sec.gov.


                                                     Sincerely,
                                                     /s/ Valerie J. Lithotomos
                                                     Senior Counsel


cc:    Vincent Di Stefano, Branch Chief
       Christian Sandoe, Assistant Director